Exhibit 2.2

AMENDMENT NO. 1 TO

STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT, dated as of February 22, 2019, (the “Amendment”) is made by and among Standard Diversified Inc., a Delaware corporation (“Purchaser”), and WT Holdings, Inc., a Tennessee corporation, (“WT”), Penny Fern Hart, an individual (“Hart” and, together with WT, the “Stockholders”), and WT, not in its individual capacity, but as the Stockholders’ Representative pursuant to Section 5.15 of the Purchase Agreement (the “Stockholders’ Representative”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).

WHEREAS, Purchaser, the Stockholders and the Stockholders Representative are parties to that certain Stock Purchase Agreement dated as of December 10, 2018 (the “Purchase Agreement”); and

WHEREAS, the Parties desire to amend the Purchase Agreement pursuant to Section 10.5 of the Purchase Agreement to, among other things, extend certain deadlines as set forth herein.

NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.          Amendment to Section 5.3(d).  The first three sentences of Section 5.3(d) of the Purchase Agreement are hereby amended and restated to be replaced in their entirety by the following:

“No later than April 1, 2019, Purchaser and the Stockholders shall make, or cause to be made, all filings and notifications with all Governmental Authorities that may be or may become reasonably necessary, proper or advisable under this Agreement and the other Transaction Documents and applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, including (i) Purchaser causing an appropriate change of control application pursuant to Section 1506 of the New York Insurance Law to be filed with the Domiciliary Regulator with respect to the transactions contemplated by this Agreement and the other Transaction Documents, which filing shall include a description of the Extraordinary Dividend, and (ii) the Stockholders causing the Insurance Company to file an application pursuant to Section 4105 of the New York Insurance Law to be filed with the Domiciliary Regulator with respect to the Extraordinary Dividend. Purchaser shall have the right, exercisable in its sole discretion, to add to the Extraordinary Dividend and the Extraordinary Dividend Amount a distribution of all or a portion of the proceeds received by the Insurance Company in relation to the liquidation of any Schedule BA Assets by the Insurance Company, upon which the Stockholders shall cause the Insurance Company to amend the latter application. Purchaser and the Stockholders shall make any other filing that may be required under any insurance, financial services or similar applicable Law or by any Governmental Authority with jurisdiction over enforcement of any applicable insurance, financial services or similar Law in connection with the transactions contemplated hereby.”

2.          Amendment to Section 9.2.  Section 9.2 of the Purchase Agreement is hereby amended and restated to be replaced in its entirety by the following:

“Section 9.2 Termination – Due Diligence.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned upon written notice from Purchaser to Stockholders’ Representative given no later than 5:00 pm eastern time on March 8, 2019, if (i) Purchaser shall not have completed its due diligence review of the Company, its Subsidiaries and the Business to its sole satisfaction, (ii) Purchaser determines in Purchaser’s sole discretion that the business, results of operations, condition (financial or otherwise) or assets of the Company or its Subsidiaries are not satisfactory or will not become satisfactory before the Closing Date, or (iii) Standard General L.P. shall have terminated the Commitment Letter.  In the event that Purchaser does not give notice as required under this Section 9.2, Purchaser shall be deemed to have waived its right to terminate pursuant to this Section 9.2. If this Agreement is terminated pursuant to this Section 9.2, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any Party hereto or its Affiliates or Representatives, and to the fullest extent provided by law, each Party hereto and its Affiliates and Representatives hereby waive any and all rights to sue and all other rights and remedies at law and in equity with respect to the transactions contemplated by, and under the provisions of, this Agreement, other than all rights and remedies at law and in equity with respect to the provisions of this Section 9.2, Section 5.2(a) and Article X hereof (excluding Section 10.10 except with respect to the enforcement of provisions of Section 5.2(a)).”

3.          Non-Refundable Deposit.  In consideration of the extensions provided for in this Amendment, within one (1) Business Day following the date that WT provides Purchaser wire transfer instructions, Purchaser will wire to and deposit with WT (on behalf of the Stockholders) One Hundred Thousand Dollars ($100,000.00) (the “Deposit”) in immediately available funds.  The Deposit shall be fully non-refundable by the Stockholders; provided, however, that upon the occurrence of the Closing, such deposit shall be credited against the Closing Payment owed by Purchaser to the Stockholders.  If the Agreement is terminated for any reason, the Stockholders shall be entitled to retain the Deposit and such Deposit shall not be applied against or otherwise offset (and shall be in addition to) obligations of Purchaser under the Purchase Agreement.

4.          Effect on Purchase Agreement.

(a)          This Amendment shall be construed in connection with and as part of the Purchase Agreement, and except as modified and expressly amended by this Amendment, all terms, conditions and covenants contained in the Purchase Agreement are hereby ratified and shall be and remain in full force and effect.

(b)          Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Amendment may refer to the Purchase Agreement and without making specific reference to this Amendment but nevertheless all such references shall include this Amendment unless the context otherwise requires.

5.          Governing Law.  THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

6.          Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts, all of which will constitute one and the same instrument.  Each Party may deliver its executed counterpart by electronic mail, and such delivery shall have the same legal effect as hand delivery of an originally executed counterpart.

 [signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

PURCHASER:

STANDARD DIVERSIFIED INC.

By:	/s/ Ian Estus
Ian Estus, CEO

STOCKHOLDERS:

WT HOLDINGS, INC.

By:	/s/ Charles K. Slatery
Charles K. Slatery, CEO and President

/s/ Penny Fern Hart
Penny Fern Hart

STOCKHOLDERS’ REPRESENTATIVE:

WT HOLDINGS, INC.
not in its individual capacity, but as pursuant to Section 5.15 of this Agreement

By:	/s/ Charles K. Slatery
Charles K. Slatery, CEO and President

[Signature Page to Amendment No. 1 Stock Purchase Agreement]